QUALITY ONLINE EDUCATION GROUP, INC.	Unit 1, 60 Riviera Dr. Markham, ON L3R 5M1

June 22, 2022

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Jacqueline Kaufman
Mara Ransom

Re:	Quality Online Education Group Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed May 13, 2022
File No. 024-11644

Dear Sir or Madam:

Quality Online Education Group Inc. (the “Company”) is filing amendment number 3 (the “Amendment”) to the Offering Statement on Form 1-A/A (the “Offering Statement”) in response to your recent review letter addressed to XuYe Wu, Chief Executive Officer of the Company, dated June 10, 2022 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 2 to Offering Statement on Form 1-A Filed on May 13, 2022

Cover Page

1. Please revise your cover page to provide the information you provide in your response to comment 1. Explain that you have remitted cash to Tianjin Zhipin Education Technology Co., Ltd. in consideration for service fees and indicate the total amounts paid to date. If payment for service fees represents the only transfers, dividends or distributions that have been made to date to or from you and any of your affiliated entities, please state as much. If these payments represent the last of the payments to be made to Tianjin because you have ceased offering tutoring services to students in China, please state as much, if true.

We have added the information related to Tianjin to the cover page. We have also summarized what we have paid to them to date, as well as their current role.

2. We note your revisions in response to comment 2. We note that you have a service contract through Tianjin Zhipin Education Technology Co., Ltd and rely on their online platform, since they have an ICP license to operate online service in China. We re-issue comment 2 in part, as we are unable to locate an explanation on how you “avoid oversight by the Chinese government” under the circumstances. If you have ceased offering services to students in China, please state as much, rather than state you “will cease...before the end of April 2022.” Summary, page 1

While we have ceased accepting new clients from China, existing students remain in China. Therefore, while we were attempting to take as many streps as possible to avoid oversight by the Chinese government, The service for existing customers in China exposes the Company to some such risk. We have clarified that in the Offering Statement. By end of April 2022, we managed to deliver all the lessons and terminated the active contracts of the students from China. Thus, we don’t have any operations in China since May 2022.

3. We note your response to comment 4 and reissue the comment as we are unable to discern from your response to what extent your revenues have been historically dependent upon customers in China or if any of your revenue is derived from customers outside of China. If you have ceased generating revenues from customers in China because you have ceased providing services in China, please state as much and explain how ceasing such services will impact your revenues in the future. We note your disclosure that “550 students in mainland China are still active,” which represents “1/3 of [y]our monthly active students.” Risk Factors, page 22

We have added the extent to which we have been historically dependent on Chinese students, and discuss how we are taking steps to limit that dependence. From May 2022, all the active students have signed the new contract claiming that they are not from China.

4. We note your response to comment 6. We reissue this comment in part. In the event you are are not compliant with the regulations or policies that have been issued by the CAC to date, please explain the penalties or ramifications for noncompliance. We note your statements elsewhere that you rely upon a third party to deliver all lessons to your students and the third-party is responsible for compliance with CAC regulations. Tell us the basis for this conclusion.

The statements about rely upon a third party to deliver the lessons to compliance with CAC is not working, so we correct the statement. We are not compliant with regulations issued by the CAC if we keep any operation in China or deliver any service to China students. That’s the reason we stopped acquire new students since Dec 2021 and ceased the service to Chinese students by end of April 2022.

General

5. We note your response to comment 5 and your interim financial statements as of February 28, 2022. It is unclear to us why you are referring to those financial statements as “audited,” when there is no accompanying audit opinion for that period. Please revise or advise. Also, revise your Management’s Discussion and Analysis to provide information regarding significant factors, including unusual or infrequent events or transactions or new developments, materially affecting the issuer’s income from operations, and, in each case, indicating the extent to which income was so affected. Describe any other significant component of revenue or expenses necessary to understand the issuer’s results of operations and provide a narrative discussion of the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of products or services being sold or to the introduction of new products or services. You should present this narrative information as of the fiscal year end and for the interim period. Refer to Item 9(a) of Form 1-A and the related instructions.

We have removed the reference to an audit on the interim financial statements. Furthermore, we have revised the MD&A section to include the factors related to any material fluctuations.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ XuYe Wu
XuYe Wu